Exhibit 99.2

Sappi Limited

Announcement

Immediate release

15 December 2011

Sappi Limited
Reg No 1936/008963/06
(Incorporated in the Republic of South Africa)
JSE Code SAP
ISIN code ZAE000006284
NYSE code SPP
(“Sappi” or “the Company”)

VESTING OF CONDITIONAL SHARE AWARDS GRANTED TO DIRECTORS OF LISTED COMPANY

In terms of paragraph 3.63 of the Listings Requirements of the JSE Limited, we hereby provide the following information regarding the vesting of conditional share awards granted by Sappi to the undermentioned directors of its major subsidiary companies:

Nature of transaction	:	Vesting of grants of conditional share awards in terms of the Sappi Limited Performance Share Incentive Plan.

Date of transaction	:	14 December 2011 (date participants informed of vesting)

Number of conditional
Share awards granted	:	Various, see table below

Date of Grants	:
19 March 2008 and 15 December 2008 (6 additional grants for every 5 existing grants at R20,27 to take cognisance of Sappi Limited rights offer).   Applicable to 4 year period 1 October 2007 to 30 September 2011.

Vesting period	:	Approx 3 years 9 months from date of grant for US participants.

Percentage of grants vested	:	50%, see table below

Class of security	:	Ordinary shares
Extent of interest	:	Direct beneficial

Director’s Name	:	M Gardner
Company of which he is a director	:	Sappi Fine Paper North America

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)

40,000	20,000	20,000	Nil	20,000	504,000.00
48,000	24,000	24,000	19,305 shares	4,695	118,314.00
88,000	44,000	44,000		24,695	622,314.00

Director’s Name	:	S G Manchester
Company of which she is a director	:	Sappi Fine Paper North America of which she is a director

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)

18,000	9,000	9,000	Nil	9,000	226,800.00
21,600	10,800	10,800	8,687 shares	2,113	53,247.60
39,600	19,800	19,800		11,113	280,047.60

Director’s Name	:	J Miller
Company of which she is a director	:	Sappi Fine Paper North America of which she is a director

Number of Grants Awarded	Number of Grants Vested	Number of Grants Lapsed	Payment for original Grants nil/ settlement of additional Grants at R20,27 per Grant	Number of Shares to Participant	Value (R)

20,000	10,000	10,000	Nil	10,000	252,000.00
24,000	12,000	12,000	9,652 shares	2,348	59,169.60
44,000	22,000	22,000		12,348	311,169.60

2